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                                                                      EXHIBIT 15

                 [AMERICAN BUSINESS PRODUCTS, INC. LETTERHEAD]

December 1, 1999



PERSONAL AND CONFIDENTIAL


Mr. Harold R. Smethills
1546 Cole Boulevard
Suite 227
Golden, CO  80401

Dear Harold:

         On behalf of the Board of Directors of American Business Products, Inc., I am pleased to extend this formal offer of employment to you relative to the position of Chief Executive Officer and President of American Business Products, Inc. ("ABP"). Please review the terms outlined below, and if these terms are satisfactory to you, please sign the acceptance at the end of this letter and return the original to me. When your acceptance of this offer becomes effective, for securities laws disclosure purposes, ABP will immediately issue a press release announcing your employment. This offer will remain open through 5:00 p.m. on Friday, December 3rd, 1999.

         You will begin employment as Chief Executive Officer and President of ABP effective as of Monday, December 6, 1999. The Executive Committee will recommend your election as a member of the Board of ABP on or before December 8, 1999. You agree to meet with ABP's Board of Directors, officers and employees, as well as representatives of the press, at the direction of the Executive Committee after your acceptance of this offer.

         The initial term of your employment shall be three (3) months. The Board of Directors has directed the Compensation and Nominating Committee of the Board to initiate negotiations with you for a formal contract of employment with appropriate cash and equity components.

         Below is a general discussion of the various components of the compensation and benefits package we are offering you in this position:

Base Salary:               The Base Salary will be $40,000 per month.

Living Expenses:           During the 3-month term of this agreement, you will
                           continue to maintain your permanent residence in Denver, Colorado. During the term of the agreement, the Company agrees to rent an apartment for your use in Atlanta and agrees to reimburse you for utilities and other reasonable living expenses for the 3-month term.

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Travel Expenses:           During the term of this agreement, the Company
                           desires for you to spend some time with your family, either in Denver or Atlanta, and therefore agrees to pay for coach or economy class, round-trip airline tickets for you to visit your family in Denver or for your family to visit with you in Atlanta.

Automobile:                ABP will provide you with an automobile allowance of
                           $1,000.00 per month during the term of this agreement for your use in obtaining and maintaining an automobile for your business use.

Employee Benefits
Plans: ABP maintains a broad base of employee benefits plans, which includes coverages for medical, dental, group term life insurance, and supplemental life insurance. In addition, short-term and long-term disability benefits are available. We understand that you have an existing disability policy in force, and if you so direct, the Company agrees to pay the premium on that policy during the term of this agreement and to reduce the amount of your Base Salary under this agreement in the amount of such premium payment. Further, ABP currently provides a tax-qualified profit sharing plan and a Code Section 401(k) plan for retirement savings. Your participation in ABP's employee benefit plans will be pursuant to the terms of those plans. If you would like more information or to see copies of any of the employee benefit plans, we will be happy to make them available to you.

Incentive Bonus:           In the event of a Change in Control of the Company
                           during the term of this agreement, the Company agrees to pay you a cash bonus in the amount of $200,000.00, payable on the date of closing of the Change in Control transaction. Further, at the end of the term of this Agreement, if the Company either has executed a definitive agreement or has engaged in substantive and substantial negotiations with a prospective purchaser which results in the Company's execution of a definitive agreement within ninety
                           (90) days following the end of the term of this agreement, then the Company agrees to pay you the cash bonus described in the first sentence hereof, with such bonus becoming payable at the time of closing of the Change in Control transaction. In addition, the Board of Directors retains the discretion to increase the amount of the cash bonus based on its evaluation of your performance. For purposes of this letter, the term "Change in Control" shall mean the occurrence of a "Change in Control" described in Section 2.7 of the ABP 1999
                           Incentive Compensation Plan.

Termination:               During the 3-month term of this agreement, the
                           Company may not terminate your employment for any reason except Cause. For purposes of this agreement, the term "Cause" shall mean (i) your willful and continued failure to perform any substantial duty of your position with ABP and its


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                           affiliates (other than any such failure resulting
                           from incapacity due to physical or mental injury or illness), within fifteen (15) days after a written demand for substantial performance from the Board to you which specifically identifies the manner in which the Board believes that you have not substantially performed your duties; (ii) your willful engagement in any illegal conduct or gross misconduct which is materially and demonstrably injurious to ABP; or (iii) your engagement in any activity that is in conflict of interest of or competitive with ABP or its affiliates (other than any isolated, insubstantial and inadvertent action not taken in bad faith and which is promptly remedied by you upon notice by the Board). During the term of this agreement, you may not terminate your employment with the Company. In the event of a Change in Control during the term of this agreement, this agreement shall immediately terminate, but any amounts earned but unpaid under this agreement through the date of the Change in Control (including the incentive bonus described above) shall survive the termination of this agreement.

         In the event that you have any outstanding restrictive covenants with a prior employer or employers, it is not our intention or desire for you to breach any of those restrictive covenants by accepting or fulfilling your duties in this position.

         The terms and provisions of this offer and agreement are contingent upon approval by the Executive Committee of the Board of Directors of the Company at its meeting on or before December 6, 1999.

         If these terms are satisfactory, please sign the acceptance below and return the original of this letter to me by hand or by overnight courier. Immediately upon approval of this offer and your acceptance by the Executive Committee, ABP will issue a press release to announce your employment.

         All of us, of course, will continue to maintain the strict confidentiality of our discussions and the terms of this conditional offer until public disclosure. If you desire more detail on any aspect of the above, we will be happy to provide it.

                                       Very truly yours,

                                       /s/ W. Stell Huie

                                       W. Stell Huie
                                       On Behalf of the ABP Board of Directors

The above offer is ACCEPTED
on the 1st day of December, 1999

/s/ Harold R. Smethills
-----------------------
Harold R.  Smethills


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